

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2021

Harrison Gross
Chief Executive Officer
Innovative Eyewear, Inc.
8101 Biscayne Blvd., Suite 705
Miami, Florida, 33138

> **Re: Innovative Eyewear, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 13, 2021**
> **File No. 333-261616**

Dear Mr. Gross:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. Please revise the prospectus cover page to reference the limitations on exercise of the warrants that are described on pages 9 and 92.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 50

2. We note your revisions in response to prior comment four. Please revise your interim and annual results of operations sections to separately quantify your sales of prescription versus non-prescription lens as well as respective cost of goods sold.

Research and Development, page 52

3.   Reference prior comment five.   You state on page 50 that research and development expenses related to (i) development of new styles and features of your smart eyewear (ii) development and improvement of your ecommerce website (iii) development of your Vyrb social media app for wearables. For the discussion of the year ended December 31, 2020, revise to quantify the amount of research and development expense related to each of these projects.   For the discussion of research and development for the nine months ended September 30, 2021, please clarify why you did not expense any amounts on the ecommerce website or the development of the Vyrb app.

Critical Accounting Policies and Significant Developments and Estimates
Stock-Based Compensation, page 56

4.   We reissue prior comment eight in part.   Please revise to disclose recent equity issuances to employees and directors along with information about the underlying fair value of common stock as it relates to recent price paid by independent investors through Regulation Crowdfund ("REG CF") securities offering undertaken by the Company, as disclosed.

Revenue Recognition, page 56

5.   We reissue prior comment 11 in part. Please revise to also clearly disclose your revenue recognition policy with regard to sales made directly to distributors.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Kristin Lochhead at 202-551-3664 or Kevin Vaughn at 202-551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Suzanne Hayes at 202-551-3675 with any other questions.

                                                        Sincerely,

                                                        Division of Corporation Finance
                                                        Office of Life Sciences

cc: Sarah W. Williams, Esq.